UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2005

CORNERSTONE REALTY INCOME TRUST, INC.

(Exact name of registrant as specified in its charter)

Virginia	001-12875	54-1589139
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

306 East Main Street, Richmond, VA		23219
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number is, including area code: 804-643-1761

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Item 9.01	Financial Statements and Exhibits

Signatures

Exhibits

Item 1.01	Entry into a Material Definitive Agreement.

On October 25, 2004, an Agreement and Plan of Merger was entered into among Colonial Properties (“Colonial Properties”), CLNL Acquisition Sub LLC and Cornerstone Realty Income Trust, Inc. under which the Company will merge with and into CLNL Acquisition Sub LLC (the “Merger”).

On February 8, 2005, Cornerstone Realty Income Trust, Inc. (“Cornerstone”) amended certain employee plans and agreements to comply with new deferred compensation requirements of Section 885 of the American Jobs Creation Act of 2004 (the “Act”) and Section 409A of the Internal Revenue Code of 1986 (the “Code”).

•	The Change in Control Agreements between Cornerstone and Messrs. Knight, Olander, Remppies and Carneal (collectively the “CIC Agreements”) were each amended to provide that payments under the CIC Agreements are made upon a change of control (as defined in the CIC Agreements). The Merger will be considered a change in control for purposes of the CIC Agreements. Prior to the amendments, the CIC Agreements provided that benefits were payable upon a change in control coupled with termination of the respective executive’s employment by either (i) Cornerstone other than for cause, or (ii) the executive for good reason, which for Messrs. Knight and Olander, included any resignation during the 90 day period following the six-month anniversary of a Change in Control. Under the merger agreement, at the closing of the Merger, each of Messrs. Knight, Olander, Remppies and Carneal are required to resign.

•	The Employment Agreements between Cornerstone and Messrs. Knight and Olander were each amended to provide that each such agreement will terminate upon the closing of the Merger. In that event, Colonial Properties will pay to Messrs. Knight and Olander a lump sum amount equal to their respective salaries for the remainder of the term of their Employment Agreements.

•	Glade M. Knight holds an option to purchase 348,771 Cornerstone common shares at an exercise price of $10.1250 per share. Upon the occurrence of a change in control (as defined in the option agreement), the exercise price is reduced to $1.00 per share. The Merger will be considered a change in control for purposes of the option agreement. If Mr. Knight does not exercise his option within 180 days following the date of a change in control (or elects in writing not to exercise the option during that period), Colonial Properties will pay to Mr. Knight a cash lump sum equal to the difference between the aggregate fair market value of the Colonial Properties common shares covered by the option and the exercise price. The option agreement was amended to provide that the option will terminate by either Mr. Knight’s exercise of the option or by payment of the cash lump sum described in the preceding sentence in 2005.

•	The Cornerstone Executive Severance Plan (the “Plan”) was amended to provide that specified senior vice presidents and vice presidents identified on a schedule to the Plan will receive benefits under the Plan on a change in control (as defined in the Plan). The Merger, upon closing, will be considered a change in control for purposes of the Plan. Other senior vice presidents and vice presidents identified on a second schedule to the Plan will receive benefits under the Plan upon a change in control followed within one year by a termination of the executive’s employment by either (i) Colonial Properties other than for cause, or (ii) the executive for good reason (as defined in the Plan). The Plan was further amended to provide that a terminating executive must give the company notice of termination for good reason within sixty days of the occurrence of the events giving rise to the termination. The respective schedules to the two amendments to the Plan are subject to modification after the date of this report.

The foregoing description of the amendments does not purport to be complete and is qualified in its entirety by reference to the respective amendments, a copy of which are filed as exhibits hereto and are incorporated by reference herein.

Additional Information about the Merger and Where to Find It

Colonial Properties and Cornerstone have filed or intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL PROPERTIES ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL PROPERTIES AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial Properties with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial Properties by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Cornerstone, Colonial Properties and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial Properties in connection with the Merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial Properties and their ownership of Colonial Properties common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial Properties’ 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial Properties and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description

10.1	Amendment No. 2 dated February 8, 2005 to Employment Agreement between Cornerstone Realty Income Trust, Inc. and Glade M. Knight dated October 1, 2001. FILED HEREWITH

10.2	Amendment No. 2 dated February 8, 2005 to Employment Agreement between Cornerstone Realty Income Trust, Inc. and Stanley J. Olander, Jr. dated October 1, 2001. FILED HEREWITH

10.3	Amendment No. 1 dated February 8, 2005 to Change in Control Agreement between Cornerstone Realty Income Trust, Inc. and Glade M. Knight dated August 1, 2000. FILED HEREWITH

10.4	Amendment No. 1 dated February 8, 2005 to Change in Control Agreement between Cornerstone Realty Income Trust, Inc. and Stanley J. Olander, Jr. dated August 1, 2000. FILED HEREWITH

10.5	Amendment No. 1 dated February 8, 2005 to Change in Control Agreement between Cornerstone Realty Income Trust, Inc. and Gustav G. Remppies dated October 25, 2004. FILED HEREWITH

10.6	Amendment No. 1 dated February 8, 2005 to Change in Control Agreement between Cornerstone Realty Income Trust, Inc. and David L. Carneal dated October 25, 2004. FILED HEREWITH

10.7	Amendment No. 1 dated February 8, 2005 to Glade M. Knight Stock Option Agreement between Cornerstone Realty Income Trust, Inc. and Glade M. Knight dated July 23, 1999. FILED HEREWITH.

10.8	Amendment dated February 8, 2005 to Cornerstone Realty Income Trust, Inc. Executive Severance Plan dated October 25, 2004. FILED HEREWITH.

10.9	Amendment dated February 8, 2005 to Cornerstone Realty Income Trust, Inc. Executive Severance Plan dated October 25, 2004. FILED HEREWITH.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cornerstone Realty Income Trust, Inc.

By:	/s/ Glade M. Knight
Glade M. Knight, Chairman and
Chief Executive Officer

February 8, 2005

Exhibit Index

(c) Exhibits.

Exhibit No.	Description

10.1	Amendment No. 2 dated February 8, 2005 to Employment Agreement between Cornerstone Realty Income Trust, Inc. and Glade M. Knight dated October 1, 2001. FILED HEREWITH

10.2	Amendment No. 2 dated February 8, 2005 to Employment Agreement between Cornerstone Realty Income Trust, Inc. and Stanley J. Olander, Jr. dated October 1, 2001. FILED HEREWITH

10.3	Amendment No. 1 dated February 8, 2005 to Change in Control Agreement between Cornerstone Realty Income Trust, Inc. and Glade M. Knight dated August 1, 2000. FILED HEREWITH

10.4	Amendment No. 1 dated February 8, 2005 to Change in Control Agreement between Cornerstone Realty Income Trust, Inc. and Stanley J. Olander, Jr. dated August 1, 2000. FILED HEREWITH

10.5	Amendment No. 1 dated February 8, 2005 to Change in Control Agreement between Cornerstone Realty Income Trust, Inc. and Gustav G. Remppies dated October 25, 2004. FILED HEREWITH

10.6	Amendment No. 1 dated February 8, 2005 to Change in Control Agreement between Cornerstone Realty Income Trust, Inc. and David L. Carneal dated October 25, 2004. FILED HEREWITH

10.7	Amendment No. 1 dated February 8, 2005 to Glade M. Knight Stock Option Agreement between Cornerstone Realty Income Trust, Inc. and Glade M. Knight dated July 23, 1999. FILED HEREWITH.

10.8	Amendment dated February 8, 2005 to Cornerstone Realty Income Trust, Inc. Executive Severance Plan dated October 25, 2004. FILED HEREWITH.

10.9	Amendment dated February 8, 2005 to Cornerstone Realty Income Trust, Inc. Executive Severance Plan dated October 25, 2004. FILED HEREWITH.